UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                                                    Form 40-F   ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):   ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   Not Applicable

Information furnished on this form:

Regulatory announcements: Director/PDMR Shareholdings.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement related to Director/PDMR Shareholding dated March 31, 2010.
1.2	Regulatory announcement related to Director/PDMR Shareholding dated March 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2010	CSR plc (Registrant) By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

News Release
Director/PDMR Shareholding
RNS Number : 5324J
CSR plc
31 March 2010

CSR plc

Announcement of the disposal of ordinary shares in CSR plc

By a Person Discharging Managerial Responsibility

CSR plc ('the Company'), announces that on 29 March 2010, Mr John Quigley, Senior Vice President, Execution Management sold 325 ordinary shares in the Company at a price of $6.80 per share. Following the disposal, Mr Quigley holds 1 ordinary share in the Company.

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 1.2

News Release
Director/PDMR Shareholding
CSR plc
Announcement of the exercise of options
by a Director

CSR plc (‘the Company’), announces that, effective 30 March 2010, Mr Kanwar Chadha, an executive director and Chief Marketing Officer exercised 214,890 options in the Company at a price of £1.650187 per share. Mr Chadha retained the full number of shares acquired on the exercise of the options. The table below states Mr Chadha’s increased holding in the Company following the exercise of the options.

Name	Number of Shares Allotted	Exercise Price per Share	Total holding in Ordinary Shares in the Company

Kanwar Chadha	214,890	£1.650187	849,213